
April 20, 2023

Zhen Fan
Chief Executive Officer
Haoxi Health Technology Ltd
Room 801, Tower C, Floor 8
Building 103
Huizhongli, Chaoyang District
Beijing, China

Re: Haoxi Health Technology Ltd
   Amendment No. 1 to Draft Registration Statement on Form F-1
   Submitted March 30, 2023
   CIK No. 0001954594

Dear Zhen Fan:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 30, 2023

Cover Page

1. You disclose that none of your subsidiaries have made any dividends or distributions to the Company, and the Company has not made any dividends or distributions to shareholders. Please revise here, and elsewhere as appropriate, to disclose whether there have been any transfers or cash flows, including dividends or distributions, by the Company (i.e., the holding company) to the subsidiaries. If so, quantify the transfer and disclose which entity made such transfer. We also note your disclosure that you rely to a significant extent on dividends and other distributions on equity paid by Haoxi Beijing to

fund offshore cash and financing requirements. Please confirm that despite this reliance, Haoxi Beijing has not made any dividends or distributions to you to date.

Risks Related to Doing Business in China
The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also..., page 21

2. We note your response to comment 2, and reissue in part. We acknowledge your updated disclosure throughout the registration statement regarding the CSRC Overseas Listing Trial Measures and your corresponding obligations. However, we note that in this risk factor you still state that you do not require approval from Chinese authorities to list your securities on a U.S. exchange. Please clarify this discrepancy.

Consolidated Statements of Cash Flows
Years Ended June 30, 2022 and 2021, page F-6

3. Please reconcile repayments of short-term borrowings of $52,062 for the year ended June 30, 2022 with subsequent loan repayments of $69,067 on your short-term borrowings outstanding at June 30, 2021 as disclosed in Note 9.

General

4. We note your disclosure that you will be subject to the filing requirements of the Trial Measures. Please disclose whether the offering is contingent on approval from the CSRC. Please also discuss your responsibilities under the Trial Measures and the current status of your compliance with the process.

You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li